UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

OPTION PLACEMENT, INC.
(Exact name of registrant as specified in its corporate charter)

000-53638
(Commission File No.)
Nevada	26-2415625
(State of Incorporation)	(IRS Employer Identification No.)

Frost Bank Tower
401 Congress Ave. Suite 1540
Austin, TX 78701
(Address of principal executive offices)

(512) 687-3451
(Registrant's telephone number)

Approximate Date of Mailing: November 15, 2010

OPTION PLACEMENT, INC.
Frost Bank Tower
401 Congress Avenue
Suite 1540
Austin, TX 78701

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

November 15, 2010

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share, of Option Placement, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN
RESPONSE TO THIS INFORMATION STATEMENT.   PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of the close of business on November 15, 2010 (the "Record Date") of the outstanding shares of common stock, par value $0.0001 per share (the "Common Stock"), of Option Placement, Inc., a Nevada corporation (the "Company"), in connection with the change of control and composition of the Board of Directors of the Company (the "Board of Directors") as contemplated by a Share Exchange Agreement, dated August 26, 2010, among the Company, the sole stockholder of the Company, Tiga Energy Services, Inc., a Texas corporation ("Tiga"), and the holders of all of the outstanding shares of capital stock of Tiga (the "Share Exchange Agreement").  The transactions contemplated by the Share Exchange Agreement were consummated on November 15, 2010.  Except as otherwise indicated by the context, references in this Information Statement to the "Company," "we," "us," or "our" are references to Tiga Energy Services, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on August 30, 2010.

On the Record Date, 1,125,000 shares of Common Stock were outstanding with the holder thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On August 26, 2010, we entered into the Share Exchange Agreement pursuant to which we acquired 100% of the outstanding shares of the capital stock of Tiga from its shareholders in exchange for 4,114,000 shares of Common Stock.   In addition, we agreed to assume all of Tiga's obligations to issue capital stock under the terms of securities convertible into or exercisable for up to 778,000 shares of common stock (which number is subject to adjustment in the event of certain fundamental corporate transactions, such as a stock split or recapitalization); and Tiga agreed to pay Jonathan Patton, the holder of all of the outstanding shares of the Company’s common stock ("Mr. Patton"), $100,000 upon the final closing of the Share Exchange Agreement.  The Share Exchange Agreement was subject to the satisfaction of certain conditions by each party, all of which were satisfied on November 15, 2010, the date of the final closing (the "Closing Date").  Upon the Closing Date, Tiga became a wholly owned subsidiary of our Company and the former shareholders of Tiga became the owners of approximately 78.53% of our outstanding Common Stock.  In connection with the Share Exchange Agreement, we agreed to change our name to "Tiga Energy Services, Inc."

On the Closing Date, our Board of Directors, consisting solely of Jonathan Patton, adopted resolutions (i) to amend our bylaws to increase the number of members constituting the entire board of directors from one to four persons; (ii) appointed Michael W. Hathaway to serve as a director to fill one of the vacancies created by the expansion of the Board, effective immediately; (iii) Mr. Patton resigned as the President of our Company and from all other offices he held as of the Closing Date, effective immediately; (iv) appointed Michael Hathaway to serve as our President and Chief Executive Officer, Christopher R. Wilder to serve as our Chairman and Chief Operations Officer, G. Mark Griffith to serve as our Secretary and Executive Vice President of Sales and Business Development and Michael D. Noonan to serve as our Treasurer and Chief Financial Officer, effective immediately; (v) Mr. Patton submitted his resignation as a director of our Company and (vi) appointed each of Christopher Wilder, G. Mark Griffith and Michael Noonan to serve as a director to fill the remaining vacancies created by the expansion of the Board.  Mr. Patton's resignation from the board and the appointments of Messrs. Wilder, Griffith and Noonan to the Board of Directors will become effective on the 10th day following the mailing to our stockholders of this Information Statement (the “Effective Date”).

These transactions have resulted in a change in control of our Company.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the Closing Date by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

The calculations in the table are based on 1,125,000 shares of Common Stock outstanding before the Closing Date and 5,239,000 shares of Common Stock issued outstanding after the Closing Date.  As of the date hereof, there are securities convertible into or exercisable for 778,000 shares of Common Stock.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company at Frost Bank Tower, 401 Congress Avenue, Suite 1540, Austin, TX 78701.

	Before the Closing of the Share Exchange Agreement		After the Closing of the Share Exchange Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Officers and Directors
Michael Hathaway	0	*	1,250,000	23.86%
Christopher Wilder	0	*	1,250,000	23.86%
G. Mark Griffith	0	*	1,250,000	23.86%
Michael Noonan	0	*	252,000	4.81%
All officers and directors as group (4 persons named above)			4,002,000	76.39%
5% Security Holders
Jonathan Patton 2328 B Hartford Road Austin, TX 78703	1,125,000	100%	1,125,000	21.47%

1.
Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock.

Changes in Control

There are currently no arrangements which may result in a change in control of the Company after the Effective Date.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one member, Mr. Patton, who was elected to serve until his successor is duly elected and qualified.  On the Closing Date, (i) Mr. Patton resigned from all offices of the Company he held on said date and tendered his resignation as a member of the Board of Directors, effective as of the Effective Date, and (ii) appointed the persons identified below to serve in the capacities set forth opposite their respective names.  The persons appointed as officers filled the listed positions immediately.  The persons appointed as directors will not be seated until the Effective Date.

Name	Age	Position
Michael Hathaway	52	President, Chief Executive Officer and Director
Christopher Wilder	41	Chairman, Chief Operations Officer and Director
G. Mark Griffith	53	Secretary, Executive Vice President of Sales and Business Development and Director
Michael Noonan	52	Treasurer, Chief Financial Officer and Director

Michael Hathaway has been the President, Chief Executive Officer and a director of our Company since the Share Exchange and has been the President, Chief Executive Officer and a director of Tiga since its inception in 2009.  Mr. Hathaway has been engineering cutting-edge, enterprise-class networks and systems for over fifteen years.  Since founding Tiga, Mr. Hathaway has been developing the company’s network service platform for the energy industry, a project he started in 2006.  In 2003, Mr. Hathaway founded Pico Innovations, a technology integrator and consulting firm for which he served as its chief executive officer and primary technology consultant until he organized Tiga.  During his tenure with Pico, he served as a technology advisor to a wide range of high technology companies, positioned clients for capital raising and represented investors as a high –tech due diligence advisor.  In this capacity he provided business and technology consulting to companies developing products in the enterprise security, business intelligence, converged (storage and data) enterprise LAN, and mobile wireless messaging markets. He also chaired a task force established by the Texas Center for Commercialization of Electric Technology (CCET) that assessed industry for needs for a common information model for area network controls and linkage to advanced utility meter systems.  From September 2000 through October 2003, he was a venture partner with Austin Ventures, a venture fund with nearly $4 billion under management that has been providing start-up and growth capital to emerging companies for over twenty five years.  At Austin Ventures, Mr. Hathaway performed technical and market due diligence for companies seeking venture capital in the semiconductor, network infrastructure, communications, software and security practices and manage the incubation of new technologies with entrepreneurs.  From September 1999 to September 2000, Mr. Hathaway was the Chief Technical Officer of Agere, Inc., where he spearheaded network processor architecture and managed customer relations with the company’s largest clients (Cisco and Nokia).  In early 2000, Lucent MicroElectronics acquired Agere for $500 million.  Mr. Hathaway remained with Lucent MicroElectronics as the Director of Architecture for the Network Processor division where he worked with a team from Bell Labs to establish merged network processor architecture.  In October 1997, he co-founded IronBridge Networks, Inc., where he managed a 120 person engineering team with Internet protocol, telecommunications, network management and supercomputing expertise that developed a carrier class 1.4 Terabit router product.  IronBridge had established an early strategic relationship with Newbridge Networks, a Canadian company that pioneered data networking technologies.  At Ironbridge, Mr. Hathaway managed the company’s strategic customer relationships and took the lead in managing $80 million in venture financing.  From June 1996 through September 1997, he was a systems architect for BBN Systems & Technology where he managed a team of hardware and software developers that developed a 50GB Multigigabit Router that was funded by the Defense Advanced Research Projects Agency (DARPA), an agency of the U.S. Department of Defense responsible for the development of new technology for use by the military.  From November 1996 through June 1996, he served as an Engineering Manager for Xedia Corporation where he managed a team of engineers and technicians in the development of an ASIC based Ethernet switching platform and participated in the conceptual development of the company’s bandwidth management product that lead to the company’s acquisition by Lucent.  From July 1994 through November 1995, Mr. Hathaway was a member of the technical staff at Ascom Nexion, which was acquired by Fujitsu in 1997) where he managed system level design efforts for a first generation ATM network switch.  From 1980 through July 1994, he worked hardware and software engineer for several companies.  Mr. Hathaway is a frequent lecturer on computer networking.  On March 31, 2008, the United States Bankruptcy Court for the Western District of Texas entered an order under Chapter 7 of the United States Bankruptcy Code discharging Mr. Hathaway of his debts.  He filed the petition for relief after he became legally responsible to pay capital gains taxes incurred by his former wife upon her failure pay them.

Christopher R. Wilder has been the Chairman, Chief Operating Officer and a director of our Company since the Share Exchange and has served in the same capacities for Tiga since its inception in 2009.  Prior to co-founding Tiga, Mr. Wilder has over 20 years of experience in high-tech marketing, influencer relations, operations, sales and business development in the networking, telecommunications and software marketplaces.   In September 1998, he co-founded The Knowledge Capital Group, Inc., or KCG, a Texas-based management consulting company.  During his ten-year tenure with KCG, he developed an array of marketing and business strategy & positioning skills.  He developed relationships and cultivated accounts with numerous Fortune 500 clients around the world building influencer/industry analyst relations programs, creating positioning and strategy development, marketing campaigns, negotiating research contracts with analyst firms and training executives and sales forces to effectively interact with industry research companies.  In the course of employment with KCG, he developed channel partnerships with international venture capital and public relations firms.  Mr. Wilder has served as a strategic adviser to dozens of companies marketing organizations at companies including; Cisco, Siemens, Verizon, Microsoft, EDS, Motorola, SUN Microsystems, Xerox, Sprint, Nokia, Infosys and TATA.  From August 1997 to August 1998 he was the Director of Business Development at SMART Technologies where he was responsible managing the day-to-day operations of strategic and technology partnerships with Microsoft, Oracle, SAP, and I2.  He was instrumental in assisting the company raise $24 million in capital and developing the partnership with I2 that resulted in a $92M acquisition of SMART. From February 1996 through August 1997, he was an account executive for ichat/Acquity, Inc., a Texas-based technology company that developed the first commercial chat, message board and instant messenger software product.  While at ichat, he opened sales channels into Europe and Asian territories and developed accounts with Merrill Lynch, Phillips Australia, IBM-Lotus and the World Bank that validated the marketplace for chat software   ichat was acquired by Quintus/Lucent in 1999.  He is a co-author of the book, Influencing the Influencers and his written articles that have appeared in the New York Times, Boston Globe, CEO Magazine and Harvard Business Review.  In 2009, Mr. Wilder was elected to serve on the City Council in Volente Texas where he is directing the efforts to upgrade the utility and telecommunications infrastructure.  Previously, he served on the Austin City Council's Bond Oversight Committee that directly oversaw over $700M in local municipal bond packages. He also sits on the boards for several civic and private ventures.

Mark Griffith has been the Secretary, Executive Vice President of Sales and Business Development and a director of our Company since the Share Exchange and has served in the same capacities for Tiga since its inception in 2009.  For nearly three decades, Mr. Griffith has been developing sales and go-to-market strategies for high tech companies and all of the elements the business development process encountered by companies throughout the span of their life cycle.  He has built and managed relationships with customers and negotiated contracts.  Since 2002, he has been employed by Microwarehouse/CDW*G He was the Director-Eastern Region SLED Field Sales for Microwarehouse, where he developed company sales and go-to-market strategies. CDW*G acquired selected assets from Microwarehouse in 2003 which included the employment of Mr. Griffith.  From 1999 through 2002, Mr. Griffith was the chief executive officer of GriffMark Consulting, a private consulting firm that he owned, where he provided a range of business development services and, in several cases, acted as his clients’ principle executive sales and business development officer.  The preponderance of his clients were involved in Internet services and computer networking.  During 1997 and 1998, he served as the Senior Vice President – Sales and Corporate Development for SMART Technologies, an international CRM software firm, where he created business development and strategic planning documents, negotiated all third party contracts and developed the company’s relationship with Microsoft.  He was instrumental in assisting the company raise $24 million in capital and growing sales to $10 million per year.  During 1995 and 1996, he served as the Vice President of Sales of ichat/Acuity where he built relationships with Yahoo, Excite and Netscape, among others. During 1996 and 1997, he was the Senior Director of Strategic and OEM sales for Quarterdeck Corp.  From 1990 through 1995, Mr. Griffith was the Director of World Wide OEM Sales for Symantec, the world leader in computer utility products where he built and managed relationships with Microsoft, IBM, Iomega and others.

Michael D. Noonan has been the Treasurer, Chief Financial and a director of our Company since the Share Exchange and has served in the same capacities for Tiga since its inception in 2009.  Mr. Noonan has more than 20 years of corporate finance, corporate governance and investor relations experience with companies listed on the New York Stock Exchange, Nasdaq and the American Stock Exchange.  Since August 2005 Mr. Noonan has served as the Vice-President, Corporate of Sky Petroleum, an oil and gas exploration firm located in Texas.  In November 2005, he was appointed a Director of Sky Petroleum, subsequently appointed Corporate Secretary in April 2006 and was appointed interim Chief Financial Officer in August 2008.  Prior to joining Sky Petroleum, from May 2002 to February 2006, Mr. Noonan worked for Forgent Networks, a developer of workforce management software, where he most recently served as the Senior Director of Investor Relations.  From March 2000 to March 2002, he served as the Senior Vice President of Pierpont Communications, an investor and public relations firm. Mr. Noonan has also served as director of investor relations and corporate communications at Integrated Electrical Services, an electrical services company, and manager of investor relations and public affairs for Sterling Chemicals, a manufacturer of commodity chemicals.

Jonathan Patton has been a member of the board of directors and the President of the Company since its inception.  Since 2003, Mr. Patton has been engaged in the real estate industry as a partner or owner of several firms, including Southern Management Trust since 2005, Capital Property Solutions LLC during 2004 and 2005, and Palmetto Property Solutions, LLC during 2003 and 2004.  His experience includes identifying investment properties, arranging financing for and negotiating purchases of properties and disposing of the properties.   Since 2006, Mr. Patton has conducted real estate coaching seminars and rendered general real estate consulting services through Palmetto Coaching LLC and Freedom Coaching LLC.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.  None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Prior to the Effective Date, our sole stockholder, Jonathan Patton, loaned money to the Company to funds operations which loans were evidenced by a series of demand promissory notes bearing interest at the rate of 8% per year.  As of the closing of the Share Exchange Agreement, we owed Mr. Patton an aggregate of $18,836.29 under the notes, comprising $16,910 in principal and $1,926.29 in accrued interest.  As a condition to the obligations of Tiga's shareholders under the Share Exchange Agreement, we entered into a Cancellation Agreement with Mr. Patton whereby he cancelled, forgave and relieved the Company from all amounts due under the promissory notes.

Prior to the Effective Date, the Company utilized office space provided free of charge by Mr. Patton.

EXECUTIVE COMPENSATION

Compensation of Officers

The following table shows information concerning all compensation paid for services to the Company in all capacities during the year ended December 31, 2009 as to the principal executive officer, principal financial officer, and each person whose total annual salary and bonus exceeded $100,000 at the end of the last fiscal year (the “Named Executive Officers”):

Summary Compensation Table
Name (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (3)

Jonathan Patton, President (1)	2009 2008	- -	- -	- -	- -	- -	- -	- -	- -
Michael Hathaway, President and Chief Executive Officer (2)	2009	$55,868	- -	- -	- -	- -	- -		$55,868 (3)
Christopher Wilder, Chairman, Chief Operating Officer (2)	2009	$34,083	- -	- -	- -	- -	- -		$34,083 (4)
Mark Griffith Secretary and Vice President of Sales and Business Development (2)	2009	$ 5,000	- -	- -	- -	- -	- -	- -	$5,000 (5)
Michael Noonan, Treasurer and Chief Financial Officer (2)	2009	$ -0-	- -	- -	- -	- -	- -	- -	$-0- (6)

(1)	Reflects information for this individual as an officer of the Company prior to the Share Exchange.
(2)	Reflects information for this individual as an officer of Tiga prior to the Share Exchange.
(3)	Does not include $9,132 of accrued compensation due to Mr. Hathaway for 2009 under a consultingagreement, which sum is to be paid at an unspecified future date.
(4)	Does not include $30,917 of accrued compensation due to Mr. Wilder for 2009 under a consultingagreement, which sum is to be paid at an unspecified future date.
(5)	Does not include $60,000 of accrued compensation due to Mr. Griffith for 2009 under a consultingagreement, which sum is to be paid at an unspecified future date.
(6)	Does not include $65,000 of accrued compensation due to Mr. Noonan for 2009 under a consultingagreement, which sum is to be paid at an unspecified future date.

Employment Agreements

The Company is party to consulting agreements with four entities which makes available the services of the persons who serve as our executive officers.   The agreements are identical in every way (except as to the job title and description of the person whose services are being made available) and provide that the consultant will:

•	provide all services reasonably requested by the Company and as are generally associated with the duties commensurate with such person’s job title;

•	use their time, attention and best efforts to further the business and interests of the Company;

•	refrain from disclosing confidential information of the Company;

•	be entitled to receive as compensation up to the sum of $10,833.33 per month.

The consulting agreements are subject to termination upon the death or incapacity of the Consultant; by the Company, without cause, upon thirty days’ written notice; by the Company, immediately, for cause; or by the consultant upon thirty days’ written notice.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2009.  There are no equity awards outstanding as of the date hereof.

Compensation of Directors

The sole member of our board of directors did not receive any compensation for his services as a director during the fiscal year ended December 31, 2009.

Compensation Plans

We have not adopted any compensation plans for the benefit of our employees, representatives or consultants.  The Company does not have outstanding any options, warrants or other rights outstanding that entitle anyone to acquire shares of capital stock.

SECTION 16 COMPLIANCE

Section 16(a) of the Exchange requires officers, directors and persons who own more than 10% of a registered class of our equity securities of a company that has a class of common stock registered under the Exchange Act to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish us with copies of all forms filed pursuant to Section 16(a).

Based solely on a review of the copies of such reports furnished to us and written representations from our sole officer and director and our sole stockholder that no other reports were required, to our knowledge, we believe that our sole officer and director and our stockholder complied with all of the Section 16(a) filing requirements applicable to them with respect to 2009, except that the reports were filed late.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any directors who qualify as "independent," as the term is defined by the rules of the Nasdaq Stock Market.  After the Effective Date, the Company will be governed by a Board of Directors consisting of two persons, neither of whom will be "independent," as defined by the rules of the Nasdaq Stock Market, for any purposes, because they are also our sole officers.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2009, our Board of Directors did not meet.  We did not hold an annual meeting in 2009.  In the absence of formal board meetings, the Board conducted all of its business and approved all corporate actions during the fiscal year ended December 31, 2009 by the unanimous written consent of its members, as permitted by and in conformity with the corporate laws of the State of Nevada.

Audit Committee

The Company does not have and is not required to have a separately-designated standing audit committee.  The Board performs the required functions of an audit committee, as permitted under applicable laws.  The Board selects our principal independent accountant, establishes procedures for monitoring and submitting information or complaints related to accounting, internal controls or auditing matters, engages outside advisors, and makes decisions related to funding the outside auditory and non-auditory advisors engaged by the Board.

Our management believes that it is premature to establish an audit committee given our early stage of development.  Our management will consider adopting an audit committee charter and forming an audit committee as circumstances warrant.

Audit Committee Financial Expert

None of the persons who will be members of the Board after the Effective Date will qualify as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act.

Corporate Governance and Nominating Committee

The Company does not currently have and is not required to have either a corporate governance or nominating committee.  The Board performs the required functions of a corporate governance and nominating committee, as permitted under applicable laws.  Our management believes that it is premature to establish a nominating committee given our early stage of development.  Our management will consider adopting corporate governance and nominating committee charters and forming a corporate governance and nominating committee as circumstances warrant.

Compensation Committee

The Company does not currently have and is not required to have a compensation committee.  The Board performs the required functions of a compensation committee, as permitted under applicable laws.  Our management believes that it is premature to establish a compensation committee given our early stage of development.  Our management will consider adopting a compensation committee charter and forming a compensation committee as circumstances warrant

Code of Ethics

The Company does not currently have a Code of Ethics applicable to its executive officers; however the Board plans to adopt a Code of Ethics in the near future.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time.  As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure.  This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Although we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, we have traditionally determined that it is in the best interests of the Company and its shareholders to separate these roles.  Separating these positions allows Mr. Hathaway, our Chief Executive Officer and chief technologist, to focus on our day-to-day business and developing the technologies upon which our business will be built, while allowing Mr. Wilder, the Chairman of the Board and Chief Operations Officer to lead our Board in its fundamental role of providing advice to and oversight of management and setting our overall corporate strategy, strategic relationships and transactions intended to create long-term value for our stockholders.  Our Board believes that having separate positions is the appropriate leadership structure for our Company at this time and allows each of the positions to be carried out more effectively than if one person were tasked with both the day-to-day oversight of our business as well as leadership of our Board.

Mr. Wilder has served as our Chairman since the Share Exchange (and as the Chairman of Tiga since its inception).  Mr. Hathaway has served as our Chief Executive Officer and President since the Exchange (and as the Chief Executive Officer and President of Tiga since its inception).  We believe it is in the best interest of the Company to have the Chairman and Chief Executive Officer roles separated because it allows us to separate the strategic and oversight roles within our board structure.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process.  The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks.  These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited stockholder base.  However, our new management may establish a process for stockholder and interested party communications in the future.

Pursuant to the requirements of the Securities Exchange Act of 1934, Option Placement, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2010

OPTION PLACEMENT, INC. By: /s/ Michael Hathaway Michael Hathaway President